Exhibit 99.4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes thereto as of June 28, 2014 and for the 26 weeks ended June 28, 2014 and June 29, 2013. This discussion of our results includes certain non-GAAP financial measures. We believe these provide meaningful supplemental information about our operating performance, because they exclude amounts that our management and board of directors do not consider part of core operating results when assessing our performance and underlying trends. More information on the rationale for these measures is discussed in Non-GAAP Reconciliations below.

Overview

USF Holding Corp., a Delaware corporation, and its consolidated subsidiaries are referred to here as “we,” “our,” “us,” “the Company,” or “USF.” USF conducts all of its operations through its wholly owned subsidiary, US Foods, Inc. (“US Foods”). All of the indebtedness, as further described in Note 9-Debt, in the Notes to the Unaudited Consolidated Financial Statements, is an obligation of US Foods, and its subsidiaries. Through our wholly owned operating subsidiary, US Foods, we are a leading foodservice distributor in the United States, with about $22 billion in net sales in fiscal 2013. The Company provides an important link between our 5,000 suppliers and our 200,000 foodservice customers nationwide. We offer an innovative array of fresh, frozen and dry food, and non-food products, with approximately 350,000 stock-keeping units (“SKUs”). US Foods provides value-added services that meet specific customer needs. We believe US Foods has one of the most extensive private label product portfolios in foodservice distribution. For the latest fiscal year, this represented about 30,000 SKUs, and approximately $7 billion in net sales. Many customers benefit from our support services, such as product selection, menu preparation and costing strategies.

A sales force of approximately 4,000 associates market our food products to a diverse customer base. Our principal customers include independently owned single and multi-location restaurants, regional concepts, national chains, hospitals, nursing homes, hotels and motels, country clubs, fitness centers, government and military organizations, colleges and universities, and retail locations. We support our business with one of the largest private refrigerated fleets in the U.S., with roughly 6,000 trucks traveling an average of 200 million miles each year. We have standardized our operations across the country. That allows us to manage the business as a single operating segment with 61 divisions nationwide.

Outlook

The foodservice market is affected by general economic conditions, consumer confidence, and continued pressure on consumer disposable income. During 2014, we experienced inflationary pressures in several product categories. Periods of prolonged product cost inflation may have a negative impact on our profit margins and earnings to the extent such product cost increases are not able to be passed on to customers due to resistance to higher prices or having a negative impact on consumer spending.

The foodservice market is highly competitive and fragmented, with intense competition and modest demand growth. During 2014, we expect continued pressures on consumer spending and competition. Because we do not anticipate any material improvement in the demand for foodservice, we will likely see modest demand growth. We will remain focused on executing our growth strategies, adding value for and differentiating ourselves with our customers, and driving continued operational improvement in the business.

Proposed Acquisition by Sysco

Merger Agreement

On December 8, 2013, USF entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sysco Corporation, a Delaware corporation (“Sysco”); Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of Sysco (“Merger Sub One”); and Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sysco, through which Sysco will acquire USF (the “Acquisition”) on terms and subject to the conditions set forth in the Merger Agreement. The aggregate purchase price will consist of $500 million in cash and approximately $3 billion in Sysco’s common stock, subject to possible downward adjustment pursuant to the Merger Agreement. It is anticipated the transaction will close either late in the third quarter or during the fourth quarter of this calendar year. The closing is subject to customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). On February 18, 2014, USF and Sysco received a request for additional documentary materials from the Federal Trade Commission (the “FTC”) in connection with the Acquisition and the companies continue to work closely and cooperatively with the FTC as it conducts its review of the proposed merger. If the Merger Agreement is terminated because the required antitrust approvals cannot be obtained, or if the Acquisition does not close by a date as specified in the Merger Agreement, in certain circumstances Sysco will be required to pay USF a termination fee of $300 million.

Results of Operations

Accounting Periods

The Company operates on a 52-53 week fiscal year with all periods ending on a Saturday. When a 53-week fiscal year occurs, we report the additional week in the fourth quarter.

Selected Historical Results of Operations

The following table presents selected historical results of operations of our business for the periods indicated:

	26-Weeks Ended
	June 28, 2014	June 29, 2013
	(in millions)
Net sales	$11,355	$11,064
Cost of goods sold	9,496	9,183

Gross profit	1,859	1,881
Operating expenses:
Distribution, selling and administrative costs	1,778	1,754
Restructuring and tangible asset impairment charges	—	4

Total operating expenses	1,778	1,758

Operating income	81	123
Interest expense, net	146	160
Loss on extinguishment of debt	—	42

Income (loss) before income taxes	(65)	(79)
Income tax provision (benefit)	19	—

Net income (loss)	$(84)	$(79)

Percentage of Net Sales:
Gross profit	16.4%	17.0%
Distribution, selling and administrative costs	15.7%	15.9%
Operating expenses	15.7%	15.9%
Operating income	0.7%	1.1%
Net income (loss)	(0.7)%	(0.7)%
Other Data:
EBITDA (1)	$286	$273
Adjusted EBITDA (1)	$407	$383

(1)	EBITDA and Adjusted EBITDA are measures used by management to measure operating performance. EBITDA is defined as Net loss, plus Interest expense—net, Income tax provision (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for 1) Sponsor fees; 2) Restructuring and tangible and intangible asset impairment charges; 3) share-based compensation expense; 4) other gains, losses, or charges as specified under our debt agreements; and 5) the non-cash impact of LIFO adjustments. EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by—or presented in accordance with—accounting principles generally accepted in the United States of America (“GAAP”). They are not measurements of our performance under GAAP and should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity.

See additional information about the use of these measures and Non-GAAP reconciliations below.

Non-GAAP Reconciliations

We believe these non-GAAP financial measures provide an important supplemental measure of our operating performance. This is because they exclude amounts that our management and board of directors do not consider part of core operating results when assessing Company performance. Our management uses these non-GAAP financial measures to evaluate the Company’s historical financial performance, establish future operating and capital budgets, and determine variable compensation for management and employees. Accordingly, our management includes those adjustments when assessing the business’ operating performance.

Our debt agreements specify items that should be added to EBITDA in arriving at Adjusted EBITDA. These include, among other things, Sponsor fees, share-based compensation expense, impairment charges, restructuring charges, the non-cash impact of LIFO adjustments, and gains and losses on debt transactions. Where there are other small, specified costs to add to EBITDA to arrive at Adjusted EBITDA, we combine those items under Other.

Costs to optimize our business were also added back to EBITDA to arrive at Adjusted EBITDA. These business transformation costs included third party and duplicate or incremental internal costs. Those items are related to functionalizing and optimizing our processes and systems in areas such as replenishment, finance, and category management, as well as in implementing our new brand image.

All of the items just mentioned are specified as additions to EBITDA to arrive at Adjusted EBITDA, per the Company’s debt agreements. We caution readers that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be the same as similar measures used by other companies. Not all companies and analysts calculate EBITDA or Adjusted EBITDA in the same manner.

We present EBITDA because we consider it an important supplemental measure of our performance. It is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. We present Adjusted EBITDA as it is the key operating performance metric used by our Chief Operating Decision Maker to assess operating performance.

The following is a quantitative reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net income (loss) for the periods indicated:

	26-Weeks Ended
	June 28, 2014	June 29, 2013
	(in millions)
Net income (loss)	$(84)	$(79)
Interest expense, net	146	160
Income tax (benefit) provision	19	—
Depreciation and amortization expense	205	192

EBITDA	286	273
Adjustments:
Sponsor fees (1)	5	5
Restructuring and tangible asset impairment charges (2)	—	4
Share-based compensation expense (3)	6	6
LIFO reserve change (4)	49	7
Loss on extinguishment of debt (5)	—	42
Business transformation costs (6)	27	29
Sysco merger costs (7)	20	—
Other (8)	14	17

Adjusted EBITDA	$407	$383

(1)	Consists of management fees paid to the Sponsors.
(2)	Primarily consists of facility closing, severance and related costs and tangible asset impairment charges.
(3)	Represents costs recorded for stock option awards, restricted stock and, restricted stock units vested.
(4)	Consists of changes in the LIFO reserve.
(5)	Includes fees paid to debt holders, third party costs, early redemption premium, and the write off of old debt facility unamortized debt issuance costs. See Note 9—Debt for a further description of debt refinancing transactions.
(6)	Consists primarily of costs related to functionalization and significant process and systems redesign.
(7)	Consists of direct and incremental costs related to the Acquisition.
(8)	Other includes gains, losses or charges as specified under the Company’s debt agreements.

Comparison of Results

26-Weeks Ended June 28, 2014 and June 29, 2013

Highlights

Net sales increased $291 million, or 2.6%, in 2014 from 2013. Gross profit decreased $22 million, or 1.2%, from 2013. Operating expenses as a percentage of net sales were 15.7% in 2014 versus 15.9% in 2013. Operating income as a percentage of net sales decreased to 0.7% compared to 1.1% in 2013. Interest expense-net decreased $14 million to $146 million in 2014 from $160 million a year ago. In June 2013, we amended our 2011 and 2007 Term Loan facilities and recorded a loss on extinguishment of debt of $18 million. In January 2013, we redeemed the remaining $355 million in principal of our 11.25% Senior Subordinated Notes (“Senior Subordinated Notes”) and recorded a loss on extinguishment of debt of $24 million. There were no debt refinancing transactions in 2014. Net loss was $84 million for the 26-weeks ended June 28, 2014 versus net loss of $79 million for this time last year.

Net Sales

Net sales increased $291 million, or 2.6%, to $11,355 million in 2014 from $11,064 million in 2013. Increased sales to independent restaurants and healthcare and hospitality customers, was partially offset by decreased sales to national chain customers. Case volume decreased 1.0% from the prior year. Higher product cost favorably impacted net sales in 2014 by approximately $380 million, as a significant portion of our business is based on percentage markups over actual cost. Lower case volume unfavorably impacted 2014 Net sales by approximately $90 million.

Gross Profit

Gross profit decreased $22 million, or 1.2%, to $1,859 million in 2014 from $1,881 million last year. Lower gross profit reflected commodity pricing pressures, partially offset by merchandising initiatives. Gross profit as a percentage of net sales decreased by 0.6% to 16.4% versus 17.0% in 2013.

Distribution, Selling and Administrative Expenses

Distribution, selling and administrative expenses increased $24 million, or 1.4%, to $1,778 million in 2014 from $1,754 million in 2013. As a percentage of net sales, we saw a decrease of 0.2% to 15.7% from 15.9% at this time last year. Increases in Distribution, selling and administrative costs included $20 million of 2014 direct and incremental costs related to the Merger Agreement, and a $13 million increase in Depreciation and amortization expense, primarily due to investments in technology and fleet. These increases were partially offset by an $8 million decrease in pension costs for Company sponsored plans.

Restructuring and Tangible Asset Impairment Charges

During 2014, we reversed $2 million of excess liabilities for an unused lease facility settlement and closed facility severance costs. Additionally, certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in tangible asset impairment charges of $2 million.

During 2013, we incurred $2 million of severance costs, including $1 million for a multiemployer pension withdrawal liability and tangible asset impairment charges. Additionally, certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in tangible asset impairment charges of $2 million.

Operating Income

Operating income decreased $42 million, or 34.1%, to $81 million, compared with $123 million in 2013. Operating income as a percent of net sales decreased 0.4% to 0.7% in 2014 as compared to 1.1% in 2013. The change was primarily due to the factors discussed above.

Interest Expense

Interest expense decreased $14 million to $146 million from $160 million in 2013 due to lower overall borrowing costs as a result of the US Foods’ 2013 debt refinancing transactions and a decrease in average borrowings on our revolving credit facility, partially offset by capital lease additions.

Loss on Extinguishment of Debt

The 2013 loss on extinguishment of debt consists of a write-off of unamortized debt issuance costs, as well as loan fees and third party costs relating to the Amended 2011 Term Loan and an early redemption premium and a write-off of unamortized debt issuance costs relating to the redemption of our 11.25% Senior Subordinated Notes. For a detailed description of our Senior Subordinated Notes redemption transaction, see Note 9—Debt in the Notes to our Unaudited Consolidated Financial Statements.

Income Taxes

The Company estimated its annual effective tax rate to be applied to the results of the 26-weeks ended June 28, 2014 and June 29, 2013. In estimating its annual effective tax rate, the Company excluded the effects of the valuation allowance necessary as a result of the tax amortization of its goodwill and trademarks. The valuation allowance impact of the tax amortization of goodwill and trademarks has been measured discretely for the quarter to calculate the income taxes. Given the Company’s cumulative tax loss position, the impact of the projected current year book income and non-deductible items is being offset by a commensurate valuation allowance adjustment within the annual effective tax rate. The Company concluded that to use the forecasted annual effective tax rate, unadjusted for the effects of the valuation allowance related to the tax amortization of the goodwill and trademarks as described above would not be reliable for use in quarterly reporting of income taxes due to such rate’s significant sensitivity to minimal changes in forecasted annual pre-tax income. The impact of including the tax goodwill and trademarks amortization in the annual effective tax rate computation, as applied to the pre-tax loss of $65 million for the period, would be distortive to the financial statements. As a result of these considerations, management concluded that the readers of the financial statements would best benefit from a tax provision for the quarter that reflects the accretion of the valuation allowance on a discrete, ratable basis.

The valuation allowance against the net deferred tax assets was $117 million at December 28, 2013. The deferred tax assets related to federal and state net operating losses, increased $48 million during the 26-weeks ended June 28, 2014, which resulted in a $165 million total valuation allowance at June 28, 2014. A full valuation allowance on the net deferred tax assets will be maintained until sufficient positive evidence related to sources of future taxable income exists to support a reversal of the valuation allowance.

We recorded an income tax provision of $19 million for the 26-weeks ended June 28, 2014 compared with a minimal income tax provision in the prior year period. The effective tax rate for the 26-weeks ended June 28, 2014 and June 29, 2013 of 28% and 0%, respectively, varied from the 35% federal statutory rate primarily due to an increase in the valuation allowance. During the 26-weeks ended June 28, 2014 and June 29, 2013, the valuation allowance increased $48 million and $20 million, respectively, as a result of increased deferred tax assets (net operating losses) not covered by future reversals of deferred tax liabilities.

Net Loss

Our net loss increased $5 million to $84 million in 2014 as compared with net loss of $79 million in 2013. The higher net loss was primarily due to the factors discussed above.

Liquidity and Capital Resources

Our operations and strategic objectives require continuing capital investment. Company resources include cash provided by operations, as well as access to capital from bank borrowings, various types of debt, and other financing arrangements. However, in connection with the Merger Agreement, we have agreed to several debt-related terms. These include our agreement 1) not to incur indebtedness in excess of $20 million other than to fund working capital expenses in the ordinary course of business and certain other agreed-upon expenditures, and 2) not to make any capital expenditures or commitments—or enter into fleet capital leases in excess of $100 million per year—other than in the ordinary course of business consistent with past practice.

The Merger Agreement provides for restrictive covenants that limit our ability to take certain actions. These include raising capital and conducting other financing activities. However, we do not believe these restrictions will prevent us from meeting our debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months.

Indebtedness

We are highly leveraged, with significant scheduled debt maturities during the next five years. A substantial portion of our liquidity needs arise from debt service requirements, and from the ongoing costs of operations, working capital and capital expenditures.

As of June 28, 2014, we had $4,816 million in aggregate indebtedness outstanding. We had commitments for additional borrowings under our asset-based senior secured revolving loan ABL Facility (“ABL Facility”) and our 2012 ABS Facility (“2012 ABS Facility”) of $927 million (of which $875 million was available based on our borrowing base), all of which were secured.

Our primary financing sources for working capital and capital expenditures are the ABL Facility and the 2012 ABS Facility.

The ABL Facility provides for loans of up to $1,100 million, with its capacity limited by borrowing base calculations. As of June 28, 2014, we had no outstanding borrowings, but had issued Letters of Credit totaling $287 million under the ABL Facility. There was available capacity on the ABL Facility of $813 million at June 28, 2014, based on the borrowing base calculation.

Under the 2012 ABS Facility, the Company and certain subsidiaries sell, on a revolving basis, their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary of the Company. This subsidiary, in turn, grants to the administrative agent for the benefit of the lenders a continuing security interest in all of its rights, title and interest in the eligible receivables (as defined by the 2012 ABS Facility). The maximum capacity under the 2012 ABS Facility is $800 million, with its capacity limited by borrowing base calculations. Borrowings under the 2012 ABS Facility were $686 million at June 28, 2014. The Company, at its option, can request additional 2012 ABS Facility borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. There was available capacity on the 2012 ABS Facility of $62 million at June 28, 2014, based on the borrowing base calculation. On August 8, 2014, the 2012 ABS Facility was amended whereby the maturity date was extended from August 27, 2015 to August 5, 2016 (or the termination date of the ABL Facility, if earlier), and the interest rate on outstanding borrowings was reduced 25 basis points. The Company incurred $1 million of costs and fees related to the 2012 ABS Facility amendment.

The Company has $1,350 million of 8.5% unsecured Senior Notes due June 30, 2019 outstanding as of June 28, 2014. On December 19, 2013, the indenture for the Senior Notes (the “Senior Note Indenture”) was amended so that the Acquisition by Sysco will not constitute a “Change of Control.” This was authorized through the consent of the holders of our Senior Notes. In the event of a “Change of Control,” the holders of the Senior Notes would have the right to require the Company to repurchase all or any part of their notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. If the Acquisition is terminated under the terms of the Merger Agreement, or is not completed by September 8, 2015, the Senior Note Indenture will revert to its original terms. Holders of the Senior Notes received fees of $3.4 million as consideration for agreeing to the amendment. Under the Merger Agreement, Sysco funded the payment of the consent fees to the holders in December 2013.

Due to the debt refinancing transactions completed in 2013 and 2012, $3.4 billion of our debt facilities will not mature until 2019. Our remaining $1.4 billion of debt facilities mature at various dates, including $700 million in 2015 and $500 million in 2017. As economic conditions permit, we will consider further opportunities to repurchase, refinance or otherwise reduce our debt obligations on favorable terms. Any further potential debt reduction or refinancing could require significant use of our liquidity and capital resources. For a detailed description of our indebtedness, see Note 9—Debt in the Notes to our Unaudited Consolidated Financial Statements.

We believe that the combination of cash generated from operations—together with availability under our debt agreements and other financing arrangements—will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months. Our future financial and operating performance, ability to service or refinance our debt, and ability to comply with covenants and restrictions contained in our debt agreements will be subject to 1) future economic conditions, 2) the financial health of our customers and suppliers, and 3) financial, business and other factors—many of which are beyond our control.

Every quarter, we perform a review of all of our lenders that have a continuing obligation to provide funding to us by reviewing rating agency changes. We are not aware of any facts that indicate our lender banks will not be able to comply with the contractual terms of their agreements with us. We continue to monitor the credit markets generally and the strength of our lender counterparties.

The Company, its Sponsors or affiliates may, from time-to-time, repurchase or otherwise retire our debt and take other steps to reduce our debt or otherwise improve our balance sheet. These actions may include open market repurchases, negotiated repurchases, and other retirements of outstanding debt. The amount of debt that may be repurchased or otherwise retired, if any, will depend on market conditions, trading levels of our debt, our cash position, and other considerations. Our Sponsors or their affiliates may also purchase our debt from time-to-time, through open market purchases or other transactions. In these cases, our debt is not retired, and we would continue to pay interest in accordance with the terms of the debt.

Our credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. Certain debt agreements also contain various and customary events of default with respect to the loans. Those include, without limitation, the failure to pay interest or principal when this is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding—plus unpaid interest and other amounts owed—may be declared immediately due and payable to the lenders. If this happened, we would be forced to seek new financing that may not be as favorable as our current facilities. Our ability to refinance indebtedness on favorable terms, or at all, is directly affected by the current economic and financial conditions. In addition, our ability to incur secured indebtedness (which may enable us to achieve more favorable terms than the incurrence of unsecured indebtedness) depends on the strength of our cash flows, results of operations, economic and market conditions and other factors. As of June 28, 2014, we were in compliance with all of our debt agreements.

Cash Flows

For the periods presented, the following table presents condensed highlights from the cash flow statements:

	26-Weeks Ended
	June 28, 2014	June 29, 2013
	(in millions)
Net loss	$(84)	$(79)
Changes in operating assets and liabilities	86	(69)
Other adjustments	245	258

Net cash provided by operating activities	247	110

Net cash used in investing activities	(66)	(86)

Net cash used in financing activities	(44)	(63)

Net increase (decrease) in cash and cash equivalents	137	(39)
Cash and cash equivalents, beginning of period	180	242

Cash and cash equivalents, end of period	$317	$203

Operating Activities

Cash flows provided by operating activities were $247 million and $110 million for the 26-weeks ended June 28, 2014 and June 29, 2013, respectively. Cash flows provided by operating activities increased $137 million in 2014 from 2013. Higher accounts payable and a decrease in inventories, were partially offset by an increase in accounts receivable and lower accrued expenses and other liabilities.

Cash flows provided by operating activities in 2014 were favorably affected by changes in operating assets and liabilities—including a decrease in inventories and an increase in accounts payable, partially offset an increase in accounts receivable and a decrease in accrued expenses and other current liabilities. Cash flows from operating activities include $6 million of insurance recoveries related to tornado damage to a distribution facility. Cash flows provided by operating activities in 2013 were unfavorably affected by changes in operating assets and liabilities—including an increase in accounts receivable and a decrease in accounts payable—partially offset by a decrease in inventories.

Investing Activities

Cash flows used in investing activities for the 26-weeks ended June 28, 2014 included purchases of property and equipment of $75 million, proceeds from sales of property and equipment of $7 million and $2 million of insurance recoveries related to property and equipment of a distribution facility damaged by a tornado. Last year’s cash flows from investing activities included purchases of property and equipment of $97 million, and proceeds from sales of property and equipment of $11 million.

Capital expenditures in 2014 and 2013 included fleet replacement and investments in information technology to improve our business, as well as new construction and/or expansion of distribution facilities. Additionally, we entered into $90 million and $52 million of capital lease obligations during the 26-week periods in 2014 and 2013, respectively. The 2014 capital lease obligations included $63 million for fleet replacement and $27 million for a distribution facility addition. The 2013 capital lease obligations were primarily for fleet replacement.

We expect cash capital expenditures in 2014 to be approximately $190 million, including the amounts described above. The expenditures will focus on information technology, warehouse equipment and facility construction and/or expansion, including approximately $10 million as we begin construction on a new facility to replace the distribution facility severely damaged by a tornado in April 2014. We also expect fleet capital leases during 2014 to total $75 million, including the amounts described above. We expect to fund our 2014 capital expenditures with available cash balances or cash generated from operations.

Financing Activities

Cash flows used by financing activities of $44 million during the 26-weeks ended June 28, 2014 resulted from $20 million of net payments on our ABL Facility and $24 million of scheduled payments on other debt facilities and capital lease obligations.

For the same time in 2013, cash flows used in financing activities of $63 million primarily resulted from net payments on debt facilities, and costs and fees paid related to our 2013 debt refinancing transactions. In June 2013, we refinanced our term loan facilities into a new $2,100 million term loan facility. Lenders exchanged $1,634 million in principal under our previous term loan facilities for a like amount of principal in the new term loan facility and we received proceeds of $466 million from continuing and new lenders purchasing additional principal in the new term loan facility. The cash proceeds were used to pay down $457 million in principal of the previous term loan facilities. In January 2013, we used proceeds of $388 million from Senior Note issuances primarily to redeem $355 million in principal of our Senior Subordinated Notes, plus an early redemption premium of $20 million. We incurred total cash costs of $29 million in connection with the 2013 debt refinancing transactions, including costs to register our Senior Notes. Additionally, we made net payments on our ABL Facility of $40 million as well as $15 million of scheduled payments on other debt facilities. In 2013, we paid $2 million to repurchase shares of common stock from employees who left US Foods. The shares were acquired under a management stockholder’s agreement associated with the stock incentive plan.

Retirement Plans

We maintain several qualified retirement plans (the “Retirement Plans”) that pay benefits to certain employees at retirement, using formulas based on a participant’s years of service and compensation. We contributed $24 million and $19 million to the Retirement Plans during the 26-weeks ended June 28, 2014 and June 29, 2013, respectively. We expect to make $49 million total contributions, including payments described above, to the Retirement Plans in 2014.

The Company also contributes to various multiemployer benefit plans under collective bargaining agreements. We contributed $16 million during 2014 and $15 million during this time last year. At June 28, 2014, we had $56 million of multiemployer pension withdrawal liabilities relating to closed facilities, payable in monthly installments through 2031, at effective interest rates ranging from 5.9% to 6.7%. As discussed in Note 15—Commitments and Contingencies in the Notes to the Unaudited Consolidated Financial Statements, we were assessed an additional $17 million multiemployer pension withdrawal liability for a facility closed in 2008. We believe we have meritorious defenses against this assessment and intend to vigorously defend ourselves against the claim. At this time, we do not believe that paying this obligation is probable and, accordingly, have recorded no related liability.

Pricing Litigation

As described in Note 15—Commitments and Contingencies in the Notes to our Unaudited Consolidated Financial Statements, on May 20, 2014 an agreement in principle was reached to settle a pricing practices class action complaint against the Company and Ahold relating to periods prior to the 2007 acquisition of the Company by it Sponsors for $297 million. Ahold has indemnified the Company in regards to this matter and, as a consequence, payment of the settlement will be made by Ahold and will not impact the Company’s results of operations or cash flows. The settlement was preliminarily approved by the United States District Court for the District of Connecticut on July 14, 2014 and is subject to final approval by late 2014 or early 2015. The settlement is also subject to potential reduction and/or termination based on the compensable sales volume attributable to class members that elect to opt out of the settlement. The Company has recorded a $297 million current liability and a corresponding $297 million indemnification receivable from Ahold in its June 28, 2014 Consolidated Balance Sheet to reflect the probable settlement of this matter. Based on the language in the proposed settlement agreement, public written statements of Ahold and the financial condition of Ahold management believes that Ahold will satisfy its obligation under the indemnification agreement.

Insurance Recoveries – Tornado Loss

As described in Note 15—Commitments and Contingencies in the Notes to our Unaudited Consolidated Financial Statements, on April 28, 2014, a tornado severely damaged a distribution facility and its contents, including building improvements, equipment and inventory. In order to service customers, business from the damaged facility was reassigned to other distribution facilities. We have insurance coverage on the distribution facility and its contents, as well as business interruption insurance. Our insurance policies provide for recoveries of the damaged property at replacement value and the damaged inventory at the greater of 1) expected selling price less unincurred selling costs or 2) cost plus 10%. Discussions are underway with the insurance carrier regarding the Company’s claims on the loss of the building and its contents, and the loss related to the business interruption. Anticipated insurance recoveries related to losses and incremental costs incurred are recognized when receipt is probable. Anticipated insurance recoveries in excess of net book value of the damaged property and inventory will not be recorded until all contingencies relating to the claim have been resolved. The timing of and amounts of ultimate insurance recoveries is not known at this time.

As a result of the tornado damage, we recorded a tangible asset impairment charge of $3 million and a net charge to cost of goods sold of $14 million for damaged inventory. In addition, the Company has incurred costs of $3 million in the second quarter of 2014, including debris removal and clean-up costs, subject to coverage under its insurance policies. At June 28, 2014, these charges are offset by $8 million of initial advance payments received from insurance carriers and a receivable for insurance recoveries of $11 million that we have deemed as probable of recovery.

Retention and Transaction Bonuses

As part of the Merger Agreement, the Company was given rights to offer retention and transaction bonuses to certain current employees that are integral to the successful completion of the transaction. The Company was approved to offer a maximum of $31.5 million and $10 million of retention bonuses and transaction bonuses, respectively. Additionally, the Company’s Chief Executive Officer (“CEO”) has agreed to reduce his continuation of base salary payments and bonus amounts by $3 million to be allocated at his discretion as bonuses to current employees (other than himself). The retention, transaction and other bonus payments are subject to consummation of the Acquisition and are payable on or after the transaction date. As of June 28, 2014, the Company has not and is not required to record a liability for these bonuses until the Acquisition is consummated.

Off-Balance Sheet Arrangements

We entered into letters of credit of $89 million in favor of certain lessors securing our obligations with respect to certain leases in favor of Ahold, securing Ahold’s contingent exposure under guarantees of our obligations with respect to those leases. Additionally, we entered into letters of credit of $183 million in favor of certain commercial insurers, securing our obligations for our insurance program, and letters of credit of $15 million for other obligations.

Except as disclosed above, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

We have prepared the financial information in this report in accordance with GAAP. Preparing these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during these reporting periods. We base our estimates and judgments on historical experience and other factors we believe are reasonable under the circumstances. These assumptions form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The most critical accounting policies and estimates pertain to the valuation of goodwill and other intangible assets, property and equipment, vendor consideration, self-insurance programs, and income taxes.

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets include the cost of the acquired business in excess of the fair value of the net assets recorded in Goodwill. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. As required, we assess goodwill and other intangible assets with indefinite lives for impairment each year—or more frequently, if events or changes in circumstances indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each fiscal third quarter. For other intangible assets with definite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit.

Our most recent assessment for impairment of goodwill used a discounted cash flow analysis, comparative market multiples, and comparative market transaction multiples. These were employed to determine the fair value of the reporting unit for comparison to the corresponding carrying value. If the carrying value of the reporting unit exceeds its fair value, we must then perform a comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess. Based upon the most recent annual impairment analysis performed in 2013, we believe the fair value of the Company’s reporting unit substantially exceeded its carrying value.

Our fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a discounted cash flow analysis. Due to the many variables inherent in estimating fair value and the relative size of the recorded indefinite-lived intangible assets, differences in assumptions may have a material effect on the results of our impairment analysis.

Property and Equipment

Property and equipment held and used by us are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, we compare the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows do not exceed the carrying value, the carrying value is compared to the fair value of the asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess. We also assess the recoverability of our closed facilities actively marketed for sale. If a facility’s carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the excess. Assets held for sale are not depreciated.

Impairments are recorded as a component of Restructuring and tangible asset impairment charges in the Consolidated Statements of Comprehensive Income (Loss), as well as a reduction of the assets’ carrying value in the Consolidated Balance Sheets.

Vendor Consideration

We participate in various rebate and promotional incentives with our suppliers, primarily through purchase-based programs. Consideration earned under these incentives is recorded as a reduction of inventory cost, as the Company’s obligations under the programs are fulfilled primarily when products are purchased. Consideration is typically received in the form of invoice deductions, or less often in the form of cash payments. Changes in the estimated amount of incentives earned are treated as changes in estimates and are recognized in the period of change.

Self-Insurance Programs

We accrue estimated liability amounts for claims covering general liability, fleet liability, workers’ compensation and group medical insurance programs. The amounts in excess of certain levels are fully insured. We accrue our estimated liability for the self-insured medical insurance program. This includes an estimate for claims that are incurred but not reported, based on known claims and past claims history. We accrue an estimated liability for the general liability, fleet liability and workers’ compensation programs, that is based on an assessment of exposure related to claims that are known and incurred but not reported, as applicable. The inherent uncertainty of future loss projections could cause actual claims to differ from our estimates.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. We adjust the amounts recorded for uncertain tax positions when our judgment changes as a result of the evaluation of new information not previously available. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 Revenue from Contracts with Customers, which will be introduced into the FASB’s Accounting Standards Codification as Topic 606. Topic 606 replaces the previous guidance on revenue recognition in Topic 605. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The standard will be effective for us in the first quarter of 2017, with early adoption not permitted. The new standard permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. We are currently evaluating the impact of this ASU and have not yet selected an implementation approach.

In April 2014, the FASB issued ASU No. 2014-8, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update changes the criteria for reporting discontinued operations and modifies related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The update states that a strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) or a major equity method investment. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends, with early adoption permitted. Our adoption of this guidance in the first quarter of 2014 had no impact on our financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist. This update requires an entity to present an unrecognized tax benefit—or a portion of an unrecognized tax benefit—in the financial statements as a reduction to a deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward except when 1) an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; and 2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. Additional recurring disclosures are not required, because this ASU does not affect the recognition, measurement or tabular disclosure of uncertain tax positions. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2013. Our adoption of this guidance in the first quarter of 2014 had no impact on our financial position, results of operations or cash flows.

Forward-Looking Statements

This report includes “forward-looking statements” made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts,” or similar expressions. These statements are based on certain assumptions that we have made in light of our industry experience, as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in these circumstances. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, positive and negative.

Here are some important factors, among others, that could affect our actual results:

•	Our ability to remain profitable during times of cost inflation, commodity volatility, and other factors

•	Industry competition and our ability to successfully compete

•	Our reliance on third-party suppliers, including the impact of any interruption of supplies or increases in product costs

•	Shortages of fuel and increases or volatility in fuel costs

•	Any declines in the consumption of food prepared away from home, including as a result of changes in the economy or other factors affecting consumer confidence

•	Costs and risks associated with labor relations and the availability of qualified labor

•	Any change in our relationships with GPOs

•	Our ability to increase sales to independent customers

•	Changes in industry pricing practices

•	Changes in competitors’ cost structures

•	Costs and risks associated with government laws and regulations, including environmental, health, safety, food safety, transportation, labor and employment, laws and regulations, and changes in existing laws or regulations

•	Technology disruptions and our ability to implement new technologies

•	Liability claims related to products we distribute

•	Our ability to maintain a good reputation

•	Costs and risks associated with litigation

•	Our ability to manage future expenses and liabilities associated with our retirement benefits

•	Our ability to successfully integrate future acquisitions

•	Our ability to achieve the benefits that we expect from our cost savings programs

•	Risks related to our indebtedness, including our substantial amount of debt, our ability to incur substantially more debt, and increases in interest rates

•	Our ability to consummate the Acquisition with Sysco

•	Other factors discussed in this report

In light of these risks, uncertainties and assumptions, the forward-looking statements in this report might not prove to be accurate, and you should not place undue reliance on them. All forward-looking statements attributable to us—or people acting on our behalf—are expressly qualified in their entirety by the cautionary statements above. All of these statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise.